Exhibit 99.1

MAVERIX AMENDS AND INCREASES CREDIT FACILITY TO $160 MILLION

All amounts are in U.S. dollars unless otherwise indicated.

September 2, 2021, Vancouver, British Columbia – Maverix Metals Inc. (“Maverix” or the “Company”) (NYSE American & TSX: MMX) is pleased to announce that it has amended its revolving credit facility (the “Credit Facility”) and increased the amount available by $40 million to $160 million.

Matt Fargey, CFO of Maverix, commented, “We would like to thank our lenders for their continued support and confidence in our business. The increase and extension of our revolving credit facility will provide us with more capital to pursue accretive acquisitions of precious metals royalties and streams.”

The amounts drawn on the Credit Facility are subject to interest at LIBOR plus 1.875% to 3.0% per annum, and the undrawn portion of the Credit Facility is subject to a standby fee of 0.422% to 0.675% per annum, both of which are dependent on the Company’s leverage ratio. The syndicate of banks include National Bank of Canada, Canadian Imperial Bank of Commerce, The Bank of Nova Scotia, and Bank of Montreal. The Credit Facility has a term of 4 years, maturing in September 2025. Currently, the Company has nothing drawn from the Credit Facility and, therefore, the full $160 million remains available.

Additionally, Maverix has filed a preliminary short form base shelf prospectus (the “Base Shelf Prospectus”) with the securities regulatory authorities in each of the Provinces and Territories of Canada and a corresponding shelf registration statement on Form F-10 (the “Registration Statement”) with the United States Securities and Exchange Commission (“SEC”) under the Multijurisdictional Disclosure System, established between Canada and the United States.

When final and effective, the Base Shelf Prospectus will replace a base shelf prospectus of the Company that will expire on October 13, 2021. The Base Shelf Prospectus and Registration Statement, when made final and effective, will enable Maverix to make offerings of up to $500 million of common shares, subscription receipts, units, warrants, share purchase contracts and debt securities or any combination thereof (all of the foregoing, collectively, the “Securities”). These Securities may be offered from time to time over a 25-month period that the final Base Shelf Prospectus and Registration Statement remain valid and effective. The specific terms of any offering will be established in a prospectus supplement to the final Base Shelf Prospectus, which will be filed with the applicable Canadian and U.S. security regulatory authorities in connection with such offering. The Shelf Registration Statement filed with the SEC has not yet become effective. Until the Shelf Registration Statement becomes effective, no securities may be sold nor may offers to buy be accepted in the United States. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these Securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

Copies of the preliminary Base Shelf Prospectus and the Shelf Registration Statement can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov, respectively, or may be obtained by directing a request to Maverix at 510 Burrard Street, Suite 575, Vancouver, British Columbia, Canada, V6C 3A8, Attention: Corporate Secretary.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 100 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the symbol “MMX”.

For further information, please contact:

Maverix Metals Inc.

Valerie Burns, Manager of Investor Relations

(604) 343-6225

Email:	info@maverixmetals.com

Website:	www.maverixmetals.com

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Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the use of the Company’s credit facility to finance the acquisition of royalties and streams and potential future offerings under the Company’s Base Shelf Prospectus (when final and effective). Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Maverix’s business, operations and financial condition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form dated March 23, 2021 available at www.sedar.com. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

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